UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41921

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Joint Stock Company Kaspi.kz

(Translation of registrant’s name into English)

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154A Nauryzbai Batyr Street
Almaty, Kazakhstan
050013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

On August 10, 2026, Joint Stock Company Kaspi.kz (the “Company”) issued a press release titled “Kaspi.kz 2Q & 1H 2026 Financial Results”, furnished as Exhibit 99.1 hereto. The Company also published the notice of extraordinary general meeting of shareholders of the Company, furnished as Exhibit 99.2 hereto.

The IFRS financial statement tables in Exhibit 99.1, as well as all Exhibit 99.2, are incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-276609).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Joint Stock Company Kaspi.kz

August 10, 2026	By:	/s/ Tengiz Mosidze
Name: Tengiz Mosidze Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

No.	Description
99.1	Press release titled “Kaspi.kz 2Q & 1H 2026 Financial Results”
99.2	Notice of Extraordinary General Meeting of Shareholders of Kaspi.kz